Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 10 DATED FEBRUARY 17, 2026

MASTERWORKS VAULT 2, LLC

This Supplement No. 10 dated February 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023, Post-Qualification Amendment No. 3 filed on August 2, 2023, Post-Qualification Amendment No. 4 filed on August 15, 2023, Post-Qualification Amendment No. 5 filed on August 22, 2023, Post-Qualification Amendment No. 6 filed on September 5, 2023, Post-Qualification Amendment No. 7 filed on September 15, 2023, Post-Qualification Amendment No. 8 filed on September 27, 2023, Post-Qualification Amendment No. 9 filed on October 16, 2023, Post-Qualification Amendment No. 10 filed on May 23, 2024, Post-Qualification Amendment No. 11 filed on July 19, 2024, Post-Qualification Amendment No. 12 filed on December 11, 2024, Post-Qualification Amendment No. 13 filed on February 12, 2025, Post-Qualification Amendment No. 14 filed on March 12, 2025, Post-Qualification Amendment No. 15 filed on April 9, 2025, Post-Qualification Amendment No. 16 filed on May 27, 2025, Post-Qualification Amendment No. 17 filed on July 21, 2025, Post-Qualification Amendment No. 18 filed on August 13, 2025, Post-Qualification Amendment No. 19 filed on September 16, 2025 and Post-Qualification Amendment No. 20 filed on October 3, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.13
Ernie Barnes	N/A
Sam Gilliam	0.78
Barbara Kruger	1.30
Christine Ay Tjoe	0.84
Matthew Wong	N/A
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	54.8%	$1,591	November 18, 2003	$25,400,861	December 31, 2025
Ernie Barnes	31.6%	$1,656	October 25, 1992	$15,275,000	December 31, 2025
Sam Gilliam	21.8%	$3,720	March 20, 1993	$2,429,000	December 31, 2025
Barbara Kruger	8.8%	$66,000	May 2, 1988	$1,562,500	December 31, 2025
Christine Ay Tjoe	38.9%	$4,011	November 26, 2006	$2,148,959	December 31, 2025
Matthew Wong	26.6%	$1,820,000	June 29, 2020	$6,662,195	December 31, 2025
Lynette Yiadom-Boakye	36.0%	$83,905	October 17, 2013	$3,595,571	December 31, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.0%	34	February 7, 2007	November 19, 2025
Ernie Barnes	N/A	N/A	N/A	N/A
Sam Gilliam	18.1%	21	September 21, 2003	July 8, 2025
Barbara Kruger	13.9%	16	November 17, 1999	May 15, 2025
Christine Ay Tjoe	12.5%	32	May 22, 2001	September 28, 2025
Matthew Wong	N/A	N/A	N/A	N/A
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Ernie Barnes	Mature
Sam Gilliam	Emerging
Barbara Kruger	Emerging
Christine Ay Tjoe	Emerging
Matthew Wong	Emerging
Lynette Yiadom-Boakye	Emerging